UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

KMA GLOBAL SOLUTIONS INTERNATIONAL, INC.
(Name of Small Business Issuer in its charter)

Nevada	88-0433489
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5570A Kennedy Road Mississauga, Ontario, Canada	L4Z 2A9
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number (905) 568-5220

Copies to:
Lawrence Cohen, Esq.
Fox Rothschild LLP
997 Lenox Drive, Building 3
Lawrenceville, New Jersey 08648-2311
Direct Telephone: (609) 896-4574

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value per share
(Title of class)

EXPLANATORY NOTE

We are filing this General Form for Registration of Securities on Form 10-SB with the United States Securities and Exchange Commission (the “SEC” or “Commission”) to register our common stock, par value $.001 (the “Common Stock”), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as a Small Business Issuer, as such term is defined under Item 10(a) of SEC Regulation S-B, the source of disclosure requirements for “small business issuer” filings under the Securities Act of 1933 (the “Securities Act”) and the Exchange Act. .

Once we have completed this registration, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).

Unless otherwise noted, references in this registration statement to the “Company,” “we,” “our,” or “us” means KMA Global Solutions International, Inc.

FORWARD-LOOKING STATEMENTS

This registration statement contains statements that constitute “forward-looking statements.” These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like “believes,” “anticipates,” “expects,” “estimates,” or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the effect of inflation and other negative economic trends and developments on the business of our customers in the soft and hard consumer goods retail industry, international trade quotas and other barriers, government regulation, and technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the items “Description of Business” and “Management's Discussion and Analysis or Plan of Operation” identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development

KMA Global Solutions International, Inc. is a corporation formed on March 9, 2006 under the laws of the State of Nevada. On March 10, 2006, we entered into a merger/reincorporation with Espo’s Ltd. (“Espo’s”), a non-SEC reporting corporation formed under the laws of the State of New York on September 7, 2001 and we were the surviving corporation. Espo’s had operated, since its inception, as a retail provider of sporting goods and athletic apparel, with a focus on aquatic sports products. Espo’s shares traded on the Pink Sheets of the National Quotation Bureau under the symbol “EPOL.” Prior to the closing of the merger/reincorporation, on March 7, 2006, certain parties who would become shareholders of the Company acquired all of the issued and outstanding shares of common stock of Espo’s and 4,225,427 shares of Espo’s common stock were retired to treasury, with the balance of 8,823 restricted shares subject to a one-year escrow and lock-up agreement and 686,000 unrestricted shares of Espo’s common stock outstanding. Concurrent with this stock purchase transaction, Espo’s transferred its assets and liabilities to other entities unaffiliated with the Company. As a result of the merger and reincorporation, shares of former Espo’s common stock currently trade on the Pink Sheets of the National Quotation Bureau under the symbol “KMAG.”

On March 15, 2006, we entered into an acquisition agreement (the “Acquisition Agreement”) with KMA Global Solutions, Inc., a corporation formed in April 1996 under the laws of the Province of Ontario, Canada (“KMA (Canada)”). KMA (Canada) is a multinational provider of diversified electronic article surveillance (“EAS”) solutions for retail security applications in a variety of consumer industries, including apparel, multimedia, sporting goods, grocery and over-the-counter pharmaceuticals, and offers technology-driven integrated supply chain solutions to secure goods for retailers and consumer-product distributors worldwide. Pursuant to the Acquisition Agreement, we purchased from the KMA (Canada) shareholders an aggregate amount of 314,400 shares of KMA (Canada) common stock in exchange for an equal number of shares of our Common Stock.

In connection with the Acquisition Agreement, we formed KMA Global Solutions, LLC, a limited liability company under the laws of the State of Nevada (“KMA LLC”), as a special purpose entity with the Company as its single member. We issued 1,700,000 shares of Common Stock to KMA LLC. We also entered into an Exchange and Support Agreement dated March 14, 2006 (the “Exchange Agreement”), by and among the Company, KMA LLC, KMA Acquisition Exchangeco, Inc., an Ontario corporation (“Exchangeco”), and certain holders, from time to time, of securities (the “Exchangeable Shares”) issued by Exchangeco (the “Holders”). The Exchange Agreement provides that the Company and KMA LLC grant each Holder the right to require the Company or KMA LLC to purchase from any of such Holders all or any part of the Exchangeable Shares held by such Holders, in consideration for some or all of the Company’s 1,700,000 shares of Common Stock held by KMA LLC.

The 314,400 shares of Common Stock issued to the KMA (Canada) shareholders pursuant to the Acquisition Agreement, together with 1,700,000 shares of Common Stock issued to KMA LLC to facilitate the transactions under the Exchange Agreement, the 8,823 escrowed shares and 686,000 shares of converted Espo’s common stock shares pursuant to the merger, resulted in a total of 2,709,223 shares of outstanding Common Stock. In order to enhance the liquidity of Company stock, and upon written resolution of the sole director on March 17, 2006, a share dividend or “stock split” was effected on March 17, 2006, through the issuance of seventeen shares of Common Stock for each share of issued and outstanding Common Stock on pro rata basis and without consideration to the Company’s stockholders, resulting in a total of 46,056,791 issued and outstanding shares of Common Stock.

Corporate Structure

We have two affiliated companies: KMA LLC, of which we are the single member, and KMA (Canada), our Ontario, Canada operating company affiliate. We intend to operate as a holding company in a structure that includes several wholly-owned operating subsidiaries located in strategic markets worldwide.

Strategic expansion plans include the relocation of our headquarters from Ontario, Canada to the United States through the formation of KMA Global Solutions Inc. (US), as a wholly-owned subsidiary. KMA Global Solutions Inc. (Barbados) is intended to be established under the laws of Barbados as a wholly-owned subsidiary of KMA (Canada). We also intend to form additional overseas subsidiaries, such as KMA Global Solutions Inc. (Hong Kong), as wholly-owned subsidiaries of our Barbados subsidiary.

Electronic Article Surveillance (EAS) Industry

Industry sources estimate that the value of goods which are not paid for, known as “shrinkage”, is an approximate $40 billion per year problem for the global retail industry. Shrinkage is caused primarily by shoplifting and employee theft. EAS solutions are designed to act as a deterrent to control the problem of merchandise theft.

Retailers and manufacturers have become increasingly focused on protecting assets that move through the retail supply chain. To address this market opportunity, we have built the necessary infrastructure to be a single source for EAS solutions worldwide.

As a global provider of EAS solutions, including security source tagging for a variety of retail industries, our products are designed to consolidate discrete radio frequency (RF) and acoustic magnetic (AM) technology requirements to improve efficiency, reduce costs, and provide value-added solutions for customers across many markets and industries.

Principal Products

Our EAS solutions are comprised of sensor tags and labels designed to provide a comprehensive, single-source solution for protection against retail merchandise theft. The Company’s proprietary, low cost solutions, serve to reduce consumer and employee theft, prevent inventory shrinkage, and enable retailers to capitalize on consumer buying by openly displaying high-margin and high-cost items. We offer a wide variety of EAS solutions to meet the varied requirements of retail configurations for multiple market segments worldwide.

The following information describes our product lines, with their respective characteristics and uses:

Universal Source Tagging Solutions - we believe that we offer, in a single high speed application, the only solution available on the market compatible with both AM and RF technologies, which eliminates the need for duplicate inventory.

•	DUAL Tag™ - combines both AM and RF technologies in a single-pass label;
•	Triple Tag™ - combines both AM and RF technologies, in addition to radio frequency identification (“RFID”) technology, in a single-pass label.

Sew-on Source Tagging Solutions - we provide manufacturers of soft-goods with an affordable and effective EAS solution. Tested and certified by ADT Sensormatic Systems Inc. (“Sensormatic™”) for AM systems, and Checkpoint Systems, Inc. for RF systems, within retailer guidelines as approved and specified by major retailers, our soft-goods source tagging solutions include:

•
Original NEXTag™ - our original design and, we believe, the most popular sew-on tag in the industry. Available in a variety of colors, we consider it to be the best value for most garment and home fashion applications.

•
NEXTag™ Slimline - Tyvek® (an E. I. du Pont de Nemours and Company fabric) tag manufactured to a narrower width; designed for intimate apparel, this product is appropriate for any application where size is a constraint.

•	NEXTag™ Jean - for the denim industry for tacking or stapling directly under the joker tag; it is “denim blue” in color and about twice the size of our original NEXTag™.
•
NEXTag™ Woven - a premium EAS label of high quality woven fabric. This premium quality label is well suited for decoration with logos, slogans and other graphics required to enhance merchandising appeal.

Drop-in Source Tagging Solutions - affordable, labor-saving hard goods EAS solution. Tested and certified by Sensormatic™ and approved and specified by major retailers as a source tagging solution; includes:

•	Original NEXTag™ - as described above
•	NEXTag™ Tyvek® - as described above

Attachable Source Tagging Solutions -

•
Wrap Tags - triple-reinforced vinyl tags are designed for easy application and deliver maximum tear resistance; can be custom sized; applications include electrical cords, footwear, fishing rods, plumbing and other hard good items;

•	Luggage Tag - tear resistant vinyl tag designed for “swift-attached” applications;
•	Logo Tag - printed paper hang tag that is plastic laminated, to significantly improve tear resistance; applications include branded apparel, children and infant apparel, footwear and sunglasses.

Adhesive Source Tagging Solutions -

•	Meat Tag - specialized adhesive in a microwave-safe Sensormatic™ label for packaged meat or frozen applications;
•	Foamback Tag - able to maintain sensor function in metallic applications; flexibility of a foam backing also enables effective placement on concave or convex surfaces.

Custom Source Tagging Solutions - customized products designed to address unique source tagging requirements, such as limited size or space, concave surfaces or microwave environments.

 Sensormatic Label Distributor™ - the Company is also an authorized distributor of Sensormatic™ EAS label.

Principal Markets

We market EAS products primarily to worldwide retailers in the hard goods market (supermarkets, drug stores, mass merchandisers, and music/electronics), soft goods market (fashion and athletic apparel, sports merchandise), and other consumer product manufacturers through our source-tagging program.

Retailers were traditionally the purchasers of EAS technology. However, in recent years these retailers have increasingly demanded that manufacturers and distributors tag consumer goods at the source. Under our source tagging program, tags or labels can be embedded in products or affixed to packaging at the point-of-manufacture.

Business Strategy

RFID Integrated Solutions

We anticipate that the use of Radio Frequency Identification (RFID) technology will see explosive growth over the next five to ten years. As the technology continues to improve and the per unit cost of tags continues to decrease, RFID will begin to play a much larger roll in supply chain management. In response to the drive of industry groups to introduce an RFID integrated tag to the retail supply chain, we have made the strategic decision to expand our EAS products to incorporate RFID technology.

Our ongoing strategy is to participate in the RFID market as a core supplier to the vendor population. KMA (Canada) currently delivers EAS solutions to this market and will develop RFID solutions that are specific to the needs of each vendor.

Presently, we have the ability to add RFID technology to our existing EAS product lines in a Triple Tag™, enabling high-volume, single-pass application of RFID-integrated EAS tags at the unit level. We have the opportunity to evolve with the marketplace to become a leader in RFID tagging by leveraging existing retail relationships and knowledge of EAS technologies to assist retailers and manufacturers in a growing RFID market.

Our business strategy focuses on providing comprehensive, single-source solutions in the prevention of retail merchandise theft. We believe that new RFID integrated solutions and expanded product offerings will provide significant opportunities to enhance the value of legacy products while expanding the product base in existing customer accounts. We intend to maintain our leadership position in the soft goods markets, expand our market share in certain key hard goods markets, and maximize our position in under-penetrated markets with customized solutions. We also intend to capitalize on our existing base of large global retailers to further promote source tagging opportunities.

To achieve these objectives, we plan to work to continually enhance and expand our technologies and products, and provide superior service to our customers. We are focused on providing our customers with a wide variety of EAS solutions characterized by superior quality, on time delivery, exceptional value, and enhanced merchandising opportunities for the retailer.

To improve profitability, we have initiated strategic expansion of our operations globally to further improve operating margins, shareholder value, and customer focus. Our development plans will include improvement of sales productivity and we intend to analyze and, where necessary, reconfiguration our manufacturing and supply chain to better position ourselves in the market.

Marketing Strategy

We primarily promote our products to retailers by offering what is often the lowest cost loss prevention solutions with on-time delivery, serving as a single point of contact for our client’s EAS needs. In emphasizing source tagging benefits as a cost and labor efficient means of integrating EAS into the retail environment, we assist retailers in promoting source tagging with vendors.

Our ongoing strategies to increase acceptance of source tagging includes partnering with major retail suppliers, worldwide, in our source tagging programs. We offer customized tag solutions to address needs of recognized branding and loss prevention, and continue to expand product applications to accommodate the needs of the packaging industry. Implementation using efficient high-speed production and high-volume capacity supports our reputation with retail suppliers for reliable on-time delivery and superior service.

We intend to continue this marketing strategy, expanding market opportunities to manufacturers and distributors, including source tagging. One of our objectives is to launch industry-wide programs to secure new retail accounts and expand existing accounts with innovative and customized products that will increase penetration with integrated value-added solutions. We plan to promote source tagging around the world with extensive integration and automation using new EAS and RFID support capabilities.

Distribution

KMA (Canada) has two branch offices strategically located in Hong Kong and Taiwan, the source of production for many consumer goods companies. To improve our sales efficiency, future expansion plans include offices and distribution and/or manufacturing centers in India and Mexico, which will enable the Company to further reduce shipping costs and build on its strong reputation for guaranteed, on-time delivery.

Research and Development

Since inception, we have dedicated significant time and effort into developing innovative products and production equipment to meet the needs of an evolving market. The financial statements illustrate a small portion of the incurred costs as research and development (R&D). We expended approximately $6,984 in R&D activities during fiscal year ended January 31, 2006, and no R&D expense was incurred during the preceding fiscal year. These R&D activities focus on the improvement of process performance, continued broadening of the product lines, cost reductions of the current product lines, and expansion of the markets and applications for our products. No R&D costs are borne directly by our customers. Our future growth in revenues will be dependent, in part, on the products and technologies that result from these R&D efforts.

In response to retail industry demand for a universal tagging solution compatible with both AM and RF technologies, we developed the DUAL Tag™. In the past, retailers would purchase EAS tags that were compatible with the type of EAS deactivators that were in place at the point of purchase and the system of EAS readers in place at entrances and exits. Manufacturers, wholesalers and distributors were required to keep duplicate inventories of their products for delivery to retailers having either AM or RF technology installed in their stores. The DUAL Tag™ eliminates the need for duplicate supply chain inventories and is the only available EAS solution combining both leading EAS technologies in a high speed, single pass application.

We continue to review our product portfolio and rationalize our production facilities and global supply chain, anticipating opportunities for greater efficiency and cost reduction. Future development and expansion of our product lines is expected with improved high-speed production processes, customized tags and selection, and EAS-RFID integration.

Competition

Factors that we consider in evaluating our competition include (i) production capacity, (ii) delivery time, and (iii) proprietary patented and patent pending processes and products. We are confident that our performance in these areas has been superior to our competitors and allows us to achieve exceptional levels of customer satisfaction.

Although we have no significant or direct competition in the EAS market, other providers may offer security solutions carrying exclusively RF or AM technology in the form of an adhesive or a hard security tag. Our principal competitor in the retail and apparel manufacturing industries is Paxar Corporation, which provides merchandising systems including woven labels and tags used to identify brand apparel or printed labels with bar codes.

Within the emerging RFID market, Sentry Technology Corporation, I.D. Systems, Inc. and Zebra Technologies Corporation use RFID technology to provide automation and integration systems for in store surveillance, asset management and monitoring, inventory control and distribution management, and related software.

We address our competition by seeking to offer a more diverse range of products than our competitors, with a variety of low cost, customizable tags and labels for complex product needs or packaging. As a result, we seek to maintain a competitive advantage by marketing our products primarily on the basis of our versatility, exceptional affordability, and strong reputation among our customers for reliable, on-time delivery and ease of integration into operations with source tagging.

Manufacturing, Raw Materials, and Inventory

KMA (Canada), our current operating affiliate, drives the design and development of products and processes involving our customers, manufacturing and marketing. We purchase raw materials and components from suppliers and complete the production process at our facilities in Ontario, Canada. KMA (Canada) relies primarily on two EAS sensor suppliers: Checkpoint Systems, Inc. for the RF component and ADT Sensormatic Systems Inc. for the AM component. We utilize sophisticated real-time inventory management and logistics at a level to keep inventories to a minimum.

Our manufacturing strategy for EAS products is to rely primarily on in-house capability and to vertically integrate manufacturing operations to the extent economically beneficial. This integration and in-house capability provides significant control over costs, quality, and responsiveness to market demand which we believe results in a distinct competitive advantage.

Dependence on Customers

We are a preferred supplier of EAS solutions to customers around the world in variety of industries involved in retail merchandising businesses. These customers include suppliers of retail apparel and sporting goods stores, multimedia retailers, retail food chains, DIY (Do-It-Yourself) and garden centers, and retailers of Over-The-Counter (OTC) pharmaceuticals. No one client of KMA contributes more than 5% of the company’s revenues.

Because the Company is in its development stage, it is difficult to predict the future importance of any one or more of our customers. With that in mind, we continually seek to build a customer base that is sufficiently diverse so that our business is not materially dependent on any one or few customers.

Technology; Intellectual Property

As of March 15, 2006, KMA (Canada) owned or was the assignee of active patents issued by the U.S. Patent and Trademark Office (as well as corresponding foreign patents granted in Germany, Spain, France, Italy, Netherlands, United Kingdom and Mexico. These patents relate to a sew-on security label, which anticipates and incorporates RFID technology, improvements and manufacturing process thereof. KMA (Canada) also has patent applications pending in the U.S. (as well as corresponding foreign patent applications in Mexico, Germany, Spain, France, Italy, Netherlands, United Kingdom and Canada) relating to its dual technology EAS label and high speed process, which anticipates and incorporates RFID technology, and improvements thereof. There can be no assurance that any patents will be issued to the KMA (Canada) on any of its pending applications.

The majority of our revenues are derived from products or technologies which are patented or patent-pending; however, there can be no assurance that a competitor could not develop products comparable to those of the Company. Although, the patent protection of our technologies is an important aspect of our business and future growth opportunities, the Company’s distinct competitive advantage is based on our extensive manufacturing experience and know-how of current and developing EAS technology.

Government Regulation; Need for Government Approvals

The Company’s products are compliant with applicable United States federal regulations governing radio frequencies, signal strengths, and conform to environmental regulations in all territories in which they operate. We carry the International Organization for Standardization (ISO) for ISO 9001:2000 certification and, at present, no government approvals for our products are required.

Costs and Effects of Compliance with Environmental Laws

There are no costs or effects of compliance under any applicable environmental laws in the jurisdictions in which we operate.

Employees

As of March 15, 2006, the Company had 11 full-time personnel.

Eight individuals are full-time employees located in Toronto, four of which hold executive management or sales/marketing positions. Two individuals are maintained on contract in Hong Kong, and one other is on contract in Taiwan.

Upon our establishment of U.S.-based operations and the relocation of our headquarters (likely to North Carolina), the Company anticipates hiring additional employees in a variety of executive, management and administrative roles.

Canadian Jurisdictional Issues

The Company’s operating affiliate KMA (Canada) is currently located in Canada. Many of the Company’s key executive officers and majority shareholders are citizens of and reside in Canada, and, as a result, it may not be possible for U.S. or other non-Canadian purchasers to effect service of process within the United States upon KMA (Canada) or such persons. All or a substantial portion of our assets and such persons may be located within Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada based upon the civil liability provisions of the U.S. federal securities laws or to enforce a judgment obtained in Canadian courts against KMA (Canada) or persons in Canada based upon the civil liability provisions of the U.S. federal securities laws. The ability of the Company’s non-Canadian investors to effect service of process within the United States on KMA (Canada) or an officer or shareholder of KMA (Canada) located in Canada may also be limited.

Reports to Security Holders

As a result of its filing of this Form 10-SB, the Company expects to become subject to the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These obligations shall include filing an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports on Form 10-QSB and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Information about the Company is also available on its Web site at www.kmaglobalsolutions.com. Information included on the Web site is not part of this Form 10-SB.

ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this General Form for Registration of Securities. Some of the statements under “Management’s Discussion and Analysis,” “Description of Business” and elsewhere herein may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the insurance sector in general. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address such matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read herein reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our written and oral forward-looking statements attributable to us or individuals acting on our behalf and such statements are expressly qualified in their entirety by this paragraph.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere herein. The following discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include predictions, estimates and other statements that involve a number of risks and uncertainties. While this outlook represents the Company’s current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested herein.

The Company seeks to deliver growth through a concentrated emphasis on executing its strategy as a global operating company, maintaining a continued focus on providing customers with innovative products and solutions, outstanding service, consistent quality, on-time delivery and competitively priced products. Together with continuing investments in new product development, state-of-the-art manufacturing equipment, and innovative sales and marketing initiatives, management believes the Company is well-positioned to compete successfully as a provider of electronic article surveillance, or “EAS,” tagging solutions to the retail apparel, multimedia and pharmaceutical industries, worldwide. The investments needed to fund this growth have been generated to date through investment by the founding shareholders and through reinvestment of profits and private placements of securities.

To effectively serve a diverse and geographically dispersed customer base consisting predominantly of retailers, branded apparel, multi-media and pharmaceutical companies and contract manufacturers, the Company structure is organized as a holding company, with KMA (Canada) and KMA Global Solutions, LLC as wholly-owned subsidiaries.

The Company’s expansion plan is substantially focused on transferring the majority of existing manufacturing capacity from the Company’s Canadian operations primarily to facilities in China, India and Mexico as well as relocating its headquarters from Ontario, Canada to North Carolina.

Given the competitive marketplace and the changing global retail environment, the Company anticipates that the near-term operating environment will offer significant challenges. However, completion of new high-speed, high-volume machinery will offer significant savings supporting an increased level of profitability.

RESULTS OF OPERATIONS
The Company’s results of operations for the Fiscal Years Ended January 2006 and 2005, in dollars and as a percent of sales, are presented below:

	Year Ended January 31,
	2006		2005
Sales	$6,503,864	100%	$6,621,275	100%
Cost of Sales	$5,088,708	78.2%	$5,282,340	79.8%
Gross Profit	$1,415,156	21.8%	$1,338,935	20.2%
Selling General & Administrative Expenses	$1,305,298	20.1%	$1,239,503	18.7%
Income Before Income Taxes	$ 109,858	1.7%	$ 99,432	1.5%
Net Income	$ 95,182	1.5%	$ 74,324	1.1%

Sales

For the fiscal year ended January 31, 2006, the Company’s sales decreased by $117,411, or 1.8%, to $6,503,864, compared to $6,621,275 for the previous fiscal year end. This decrease was attributable to a decline in organic sales, primarily a result of a strategic decision to change the product mix, reducing promotion and sales of lower margin items. In addition, the Company also experienced a significant shift in customer sourcing requirements during 2005, primarily as a result of the elimination of quotas during the first quarter on retail merchandise imports from China. Consequently, substantial product fulfillment migrated from Canada and the U.S. to the Asia-Pacific region throughout the year, requiring the Company to adapt its supply chain as manufacturers in the apparel, multimedia and over-the-counter pharmaceutical industries sought to reduce labor costs and align their manufacturing capacity closer to customers.

Gross Profit

Gross profit, as a percent of sales, was 21.8% for the fiscal year ended January 31, 2006, compared to 20.2% for the previous fiscal year end. The higher gross margin for the fiscal year ended January 31, 2006 as compared to the previous year was primarily the result of a reduction in sales of lower margin items.

Management’s ongoing strategy includes implementing process improvements to reduce costs in all of its manufacturing facilities, re-deploying assets to balance production capacity with customer demand and expanding production in new and emerging markets to minimize labor costs and maximize operating performance efficiencies.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses were $1,305,298 for the fiscal year ended January 31, 2006, compared to $1,239,503 for the fiscal year ended January 31, 2005. As a percent of sales, SG&A expenses were 20.1% for the fiscal year ended January 31, 2006, compared to 18.7% for the previous fiscal year end. The deterioration in the ratio of SG&A to sales for the January 31, 2006 fiscal year end as compared to the previous fiscal year end was largely due to new hires, increased factoring fees resulting from tightened credit terms from suppliers and increased professional fees, including fees for ISO 9001:2000 certification. Marketing and promotion expenses saw an approximately 40.4% decline from $77,753 for the fiscal year ended January 31, 2005 to $46,327 for the fiscal year ended January 31, 2006 while outside services and sales commissions dropped roughly 41.3%, from $184,954 for the fiscal year ended January 31, 2005 to $108,535 for the fiscal year ended January 31, 2006. Such declining trend may not continue as the Company expands its operations in new jurisdictions.

Management is continuing to execute and evaluate further cost reduction opportunities in response to the continuing migration of sales and production from Canada and the U.S. to Mexico, Central America and the Asia Pacific region. The increases in spending for the fiscal year ended 2006 as compared to the previous fiscal year end were also attributable to (i) sales growth and corresponding expansion-related expenses, including expenditures made in connection with the development of innovative radio frequency identification (RFID) solutions; and (ii) costs incurred in connection with transactions to become a publicly traded company.

Operating Income

Operating income (pre-income tax) was $109,858 for the fiscal year ended January 31, 2006, compared to $99,432 for the previous fiscal year end. As a percent of sales, operating income was 1.7% for the fiscal year ended January 31, 2006, compared to 1.5% for the fiscal year ended January 31, 2005.

Operating income attributable to sales of NEXTag™ for the fiscal year ended January 31, 2006, as a percent of sales, increased to 32.2% compared to 31.1% the previous fiscal year end. This increase primarily resulted from a decrease in the sale of sensors which resulted in lower sales for the fiscal year ended January 31, 2006 as compared to the same period the preceding fiscal year.

Operating income attributable to sales of DUAL Tag™ for the year ended January 31, 2006, as a percent of sales, increased to 50.4% compared to 40.9% for the previous year. This increase primarily resulted from increased sales in a rapidly growing market as well as reduced costs resulting from increased efficiencies and reduced waste.

The market for both NEXTag™ and DUAL Tag™ are growing, however it is management’s belief that the long term growth potential of DUAL Tag™ is much higher due primarily to higher volume sales of products using the DUAL Tag™ application as compared to sales of soft goods. New machinery for production of both NEXTag™ and DUAL Tag™ has enabled the Company to move production in-house, further reducing costs.

Taxes on Income

The effective income tax rate, for KMA (Canada), a private Canadian company, was approximately 19% for the fiscal years ended 2006 and 2005, however, due to applicable losses carried forward, the Company did not accrue any income tax payable for those years. The effective income tax rate going forward for the Company, as a Nevada corporation, is approximately 34% as a result of applicable combined state and federal tax rates.

Liquidity and Capital Resources

The table below represents summary cash flow information for the years indicated:

	Fiscal Year ended January 31,
	2006	2005
Net cash provided by operating activities:	$122,281	394,742
Net cash used in investing activities:	$71,448	($442,608)
Net cash (used in)/provided by financing activities:	($112,912)	$80,271
Effect of currency translation adjustments:	$4,025	($18,436)
Total Change in cash and cash equivalents:	$84,842	$13,969

Overview. Cash provided by operating activities has been the Company’s primary source of funds to finance its operating needs and growth opportunities. Net cash provided by operating activities was $122,281 and $394,742 for the fiscal years ended January 31, 2006 and 2005, respectively. Management believes that the Company will continue to generate sufficient cash from its operating activities for the foreseeable future, supplemented by an anticipated infusion of capital, to fund its working capital needs, strengthen its balance sheet and support its growth strategy of expanding its geographic distribution and product offerings.

Operating Activities. The Company has had, at its past two fiscal year ends, more current liabilities than current assets. Working capital (the difference between the Company’s current assets and current liabilities) and the corresponding current ratio were ($72,731) and 0.92:1, and ($218,125) and 0.80:1 at January 31, 2006 and 2005, respectively. The increase in working capital for the fiscal year ended January 31, 2006, compared to the previous year, resulted primarily from the increase in cash and cash equivalents, substantially due to increased efficiency and corresponding reduction in inventory levels.

The Company has developed and patented the process to manufacture of both the NEXTag™ and the DUAL Tag™, and has invested considerable resources into building machinery for this purpose. Refinement of machinery to produce the NEXTag™ at high speed was completed in November 2005. Refinement of machinery for the high speed production of the DUAL Tag™ will be completed in early 2006.

Investing Activities. For the fiscal year ended January 31, 2006, the Company experienced an increase in cash flow from investing activities of $71,448. In fiscal year ended January 31, 2005, the Company incurred ($442,608) in capital expenditures mainly to develop and build the production machinery, expand capacity, patent development and maintenance, install software upgrades and continue the growth and expansion of its operations. Capital expenditures are primarily funded by cash provided by operating activities.

Certain capital projects that were originally scheduled for completion during the final quarter of 2005 were prolonged due to further refinement of production processes related to its high speed, high volume production DUAL Tag™ machine. This delay impeded the Company’s ability to attain higher sales in fiscal year ended January 31, 2006.

Financing Activities. In fiscal year ended January 31, 2006, the Company incurred a decrease in its capital lease obligation and loaned money to a shareholder resulting in a net cash outflow in financing activities of 112,912. In fiscal year ended January 31, 2005, the Company repaid its bank loan, issued some capital stock and was repaid advance to shareholders resulting in a net cash inflow from financing activities of $80,271.

Off Balance Sheet Arrangements. The Company has no material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons that have or are reasonably likely to have a material current or future impact on its financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.

Market Risk. In the normal course of business, the Company is exposed to foreign currency exchange rate and interest rate risks that could impact its results of operations.

The Company sells its products worldwide, and a substantial portion of its net sales, cost of sales and operating expenses are denominated in foreign currencies. This exposes the Company to risks associated with changes in foreign currency exchange rates that can adversely impact revenues, net income and cash flow. In addition, the Company is potentially subject to concentrations of credit risk, principally in accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company’s major customers are retailers, branded apparel companies and contract manufacturers that have historically paid their balances with the Company.

There were no significant changes in the Company’s exposure to market risk in the past three years.

Critical Accounting Policies and Estimates

Management has identified the following policies and estimates as critical to the Company’s business operations and the understanding of the Company’s results of operations. Note that the preparation of this Form 10-SB requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Company’s financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and the differences could be material.

Revenue Recognition

SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for a reporting period could be adversely affected.

Sales Returns and Allowances

Management must make estimates of potential future product returns, billing adjustments and allowances related to current period product revenues. In establishing a provision for sales returns and allowances, management relies principally on the Company’s history of product return rates which is regularly analyzed. Management also considers (1) current economic trends, (2) changes in customer demand for the Company’s products and (3) acceptance of the Company’s products in the marketplace when evaluating the adequacy of the Company’s provision for sales returns and allowances. Historically, the Company has not experienced a significant change in its product return rates resulting from these factors. For the years ended January 31, 2006 and 2005, the provision for sales returns and allowances accounted for as a reduction to gross sales was not material.

Allowance for Doubtful Accounts

Management makes judgments, based on its established aging policy, historical experience and future expectations, as to the collectibility of the Company’s accounts receivable, and establishes an allowance for doubtful accounts. The allowance for doubtful accounts is used to reduce gross trade receivables to their estimated net realizable value. When evaluating the adequacy of the allowance for doubtful accounts, management analyzes customer-specific allowances, amounts based upon an aging schedule, historical bad debt experience, customer concentrations, customer creditworthiness and current trends. The Company’s accounts receivable balances were $74,773, net of allowances of $3,690, and $125,085, net of allowances of $1,542, at January 31, 2006 and 2005, respectively.

Inventories

Inventories are stated at the lower of cost or market value, and are categorized as raw materials, work-in-process or finished goods. The value of inventories determined using the first-in, first-out method was $452,055 and $616,157 as of January 31, 2006 and 2005, respectively.

On an ongoing basis, the Company evaluates the composition of its inventories and the adequacy of its allowance for slow-turning and obsolete products. Market value of aged inventory is determined based on historical sales trends, current market conditions, changes in customer demand, acceptance of the Company’s products, and current sales activities for this type of inventory.

Goodwill

The Company did not attribute any value to goodwill in either of the fiscal years ended 2006 or 2005.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, management is required to estimate the income taxes in each jurisdiction in which the Company operates. This process involves estimating the actual current tax liabilities, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. Management must then assess the likelihood that the deferred tax assets will be recovered, and to the extent that management believes that recovery is not more than likely, the Company establishes a valuation allowance. If a valuation allowance is established or increased during any period, the Company records this amount as an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recognized against net deferred tax assets. Valuation allowances are based on management’s estimates of the taxable income in the jurisdictions in which the Company operates and the period over which the deferred tax assets will be recoverable.

Recently Issued Accounting Pronouncement

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing” and requires that items such as idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” under Paragraph 5 of ARB No. 43, Chapter 4. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning January 1, 2006. The Company believes that the adoption of SFAS No. 151 will not have a material impact on the Company’s results of operations or financial condition.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002

In June 2003, the SEC issued rules on internal control over financial reporting that were mandated by Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). These rules require management reporting on internal control over financial reporting. The Company’s management has assessed the Company’s internal control over financial reporting to be effective as of January 31, 2006.

ITEM 3.  DESCRIPTION OF PROPERTY.

Espo’s Ltd. maintained a corporate office at 57 Main Street, East Hampton, New York 11937. Rent during the year ended December 31, 2005 was $2,000 per month, plus insurance and utilities, and the lease for these premises was terminated as of March 7, 2006.

The Company presently leases as its executive office, on premises of approximately 11,530 square feet, located at 5570 Kennedy Road, Mississauga, Ontario, Canada. The three-year lease term, commenced November 1, 2005, imposes an approximate rent of $8,500 per month. The Company is given a right of renewal under the lease for a further two years under the same terms and conditions (except for rights of renewal and the existing rental rate, which shall be renegotiated in accordance with contemporary market rates). The facility in Mississauga has adequate insurance coverage. Since March 2003, the Company has occupied branch office locations in Hong Kong and Taiwan as part of a sales consulting arrangement, and has paid an aggregate rent of $4,000 per month on a month to month basis only, for which no lease agreement has been formalized in writing.

The Company also plans to lease office space in North Carolina, in a location to be determined, and a production facility in Hong Kong. We are presently engaging in negotiations with respect to select facilities in these locations.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Security Ownership of Certain Beneficial Owners

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of any person known to the Company to be the beneficial owner of more than five percent, as of the close of business on March 17, 2006 (the “Record Date”).

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class
Common Stock	KMA Global Solutions, LLC c/o KMA Global Solutions, Inc. 5570A Kennedy Road Mississauga, Ontario, L4Z 2A9 Canada	28,900,000 - Direct (1)	100%
________________
(1) Jeffrey D. Reid indirectly controls these shares of Common Stock by virtue of his control of the Company pursuant to the Exchange Agreement, which is the sole managing member of KMA Global Solutions LLC.

No other person is the beneficial owner of more than five percent of any class of the Company’s voting securities.

Security Ownership of Management

The following table sets forth the amount and nature of beneficial ownership of any class of the Company’s voting securities of all of the Company’s directors and nominees and named executive officers, as defined in Item 402(a)(2) of SEC Regulation S-B, as of the close of business on March 17, 2006 (the “Record Date”).

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount & Nature of Beneficial Ownership	Percent of Class
Common Stock	Jeffrey D. Reid 55 Harbour Square, Suite 1414 Toronto, Ontario, Canada, M5J 2L1	25,840,000 - Indirect (1)	56.1%
Common Stock	All directors and officers as a group (2 individuals)	26,010,000 - jointly	56.5%
________________
(1) Jeffrey D. Reid indirectly controls these shares of Common Stock by virtue of his control of the Company pursuant to the Exchange Agreement, which is the sole managing member of KMA Global Solutions LLC.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS AND CONTROL PERSONS.

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position	Period of Service as a Director
Jeffrey D. Reid	47	Chief Executive Officer, President and Chairman of the Board of Directors	March 2006 to Present
William Randall Fisher	45	Secretary/Treasurer	March 2006 to Present
Michael McBride	50	Director	March 2006 to Present
Michael J. Riley	52	Director	March 2006 to Present

The business experience during the past five years of each of the persons presently listed above as an Officer or Director of the Company is as follows:

Jeffrey D. Reid, has been the President and Chief Executive Officer of KMA (Canada) since its inception in 1996. Mr. Reid became President, Chief Executive Officer and Chairman of the Board for KMA Global Solutions International, Inc. in March 2006. Mr. Reid has over 20 years of experience in manufacturing in China and North America, and marketing and sales in the North American and European markets. Prior to joining KMA (Canada), he owned and operated Lux Trading Company Limited prior to which he was General Manager of Avon Sportswear. Mr. Reid holds a Bachelor of Commerce from the University of Windsor, Ontario.

William Randal Fisher, Secretary and Treasurer for the Company since March 2006, brings extensive knowledge and experience in retail manufacturing and packaging, including expertise in customer order management, shipping and computer related interface. Prior to joining the Company, Mr. Fisher managed a team of nearly 400 people as the Packaging / Warehouse & Distribution Manager for Panasonic Disc Services Corporation. Operating in the DVD & Game Entertainment area, Mr. Fisher was responsible for implementation of ISO 9002/1401 certification as well as integration of WMS & RF technology into supply chain processes.

Michael J. Riley was elected a director of the Company in March 2006. Mr. Riley is a founding shareholder and Managing Director of Capital Underwriters Corporation and Capital Underwriters Inc. He holds a Bachelor of Arts and a Bachelor of Commerce (Honors) from the University of Manitoba.

Michael McBride was elected Director of the Company in March 2006. Mr. McBride is a member in good standing of the Law Society of Upper Canada and is a partner in the firm McBride Wallace Laurent & Cord LLP.

No director, officer or affiliate of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

The Company has not compensated any director for service on the Board of Directors or any committee thereof. The Company does not have any standing committees.

Currently, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the affairs of the Company. Present management openly accepts and appreciates any input or suggestions from stockholders. However, the Board is elected by the stockholders who have the ultimate say, by virtue of their voting rights, in who represents them on the Board. There are no agreements or understandings for any officer or Director to resign at the request of another person and none of the current offers or Directors are acting on behalf of, or will act at the direction of any other person.

ITEM 6.  EXECUTIVE COMPENSATION

Compensation of Directors

Directors serve without compensation and there are no standard or other arrangements for their compensation.

Pursuant to the employment contract between the Company and Jeffrey D. Reid (President and Chief Executive Officer), Mr. Reid is entitled to a severance payment in the amount equal to two years’ salary in the event of his termination for any cause. There are no other employment contracts, compensatory plans or arrangements, including payments to be received from the Company with respect to any Director or executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

There are no agreements or understandings for any Director or executive officer to resign at the request of another person. None of our Directors or executive officers acts or will act on behalf of or at the direction of any other person.

Compensation of Officers

Jeffrey D. Reid entered into an employment agreement with the Company as of March 9, 2006. All other employees of the Company, including our executive officers, are employed at will and have not yet entered into an employment agreement with the Company. Robert Miller and Laura Wilkes have employment contracts with the Company’s Canadian operating subsidiary, KMA (Canada).

As of March 15, 2006, we have not issued or granted as deferred compensation or long-term incentive plan warrants to purchase shares of Company Common Stock.

The following Summary Compensation Table presents, for the past three completed fiscal years, certain information regarding the compensation of the Chief Executive Officer and other Executive Officers of the Company. He received no other compensation than the compensation set forth in the following tables. No other executive officer of the Company had total salary, bonus or other compensation exceeding $100,000. No stock options were granted by the Company to any executive officer and, accordingly, no options were exercised.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Jeffrey D. Reid (President & C.E.O.)	Feb. 1, 2005 -Jan. 31, 2006	97,000	Incremental bonus, based on revenue targets	0	0	0	0	32,000 (automobile lease and insurance)
	Feb. 1, 2004 - Jan. 31, 2005	172,000	Incremental bonus, based on revenue targets	0	0	0	0	19,000 (automobile lease and insurance)
	Feb. 1, 2003 - Jan. 31, 2004	80,000	Incremental bonus, based on revenue targets	0	0	0	0	18,500 (automobile lease and insurance)
Robert Miller (V.P. of Sales)	Feb. 1, 2005 - Jan. 31, 2006	86,000	1% of incremental sales	0	0	0	0	3,000 (car allowance)
	Feb. 1, 2004 - Jan. 31, 2005	0	1% of incremental sales	0	0	0	0	0
	Feb. 1, 2003 - Jan. 31, 2004	0	1% of incremental sales	0	0	0	0	0
Laura Wilkes (Chief Operating Officer ) (1)	Feb.1, 2005 -Jan. 31, 2006	94,000	0	0	0	0	0	13,000 (automobile lease and insurance)
	Feb. 1, 2004 - Jan. 31, 2005	84,000	0	0	0	0	0	15,000 (automobile lease and insurance)
	Feb. 1, 2003 - Jan. 31, 2004	71,000	0	0	0	0	0	9,800 (automobile lease and insurance)
____________
(1) Laura Wilkes has held the position of Chief Operating Officer for KMA (Canada), since August 1, 2005

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Espo’s, the corporation with which we merged, operated a retail store from a premises located at 57 Main Street, East Hampton, New York, under lease from a corporation that is controlled by the former President and principal stockholder of Espo’s. The lease payment was $2,000 per month, plus insurance and all utilities and it was terminated with respect to the Company effective March 7, 2006.

Espo’s was indebted to an officer/stockholder for cash loans made to Espo’s in the amount of $42,252, as of October 31, 2004. There were no specific repayment terms on the amount due to that officer/stockholder, and all obligations under the loan were transferred from the Company on or before March 7, 2006.

ITEM 8.  DESCRIPTION OF SECURITIES.

The Company is authorized to issue two hundred million (200,000,000) shares of capital stock, comprised of one hundred seventy five million (175,000,000) shares of common stock, par value $.001 per share and twenty five million (25,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”).

There may be more than one series of either or both of the Common Stock and/or Preferred Stock; the Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to, or imposed upon, a wholly unmissed class of Common Stock and/or a wholly unmissed class of Preferred Stock.

Common Stock

As of March 27, 2006, one hundred seventy five million (175,000,000) shares of Common Stock, par value $.001 per share, are authorized, of which 46,056,791 shares are issued and outstanding, after a share dividend or “stock split” effected on March 17, 2006, on pro rata basis and without consideration to the Company’s stockholders, through the issuance of seventeen shares of Common Stock for each of the 2,709,223 shares of then issued and outstanding Common Stock.

All shares of KMA Global Solutions International, Inc., Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to:

(i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and

(iii) to participate pro rata in any distribution of assets available for distribution upon liquidation.

Stockholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. Common shares are not subject to redemption and carry no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

As of March 17, 2006, twenty five million (25,000,000) shares of Preferred Stock, par value $.001 per share, are authorized and no shares have been issued and outstanding.

Other Securities

No warrants, options, or debt securities have been issued as of the date hereof. No holder of any class of stock has any preemptive right to subscribe for or purchase any kind or class of our securities.

Articles of Incorporation and By-Laws

No provisions in the Articles of Incorporation of By-Laws of the Company would delay, defer or prevent a change in control of the Company.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

Market Information

Our Common Stock is quoted for trading on the Pink Sheets over the counter quotation service. Prior to the merger/reincorporation with Espo’s the Common Stock traded under the symbol “EPOL”. Effective on March 27, 2006, the symbol was changed to “KMAG”

The following tables set forth the quarterly high and low daily bids for our common stock as reported by Pink Sheets for the shares of Common Stock issued by Espo’s for the period from October 31, 2003, (inception) through December 31, 2005. Historical information as to stock price is not available, as indicated below, for those periods prior to trading. The bids reflect inter-dealer prices without adjustments for retail mark-ups, mark-downs or commissions and may not represent actual transactions.

	High	Low

Quarter ended December 31, 2005	$1.05	$1.05
Quarter ended October 31, 2005	Not available
Quarter ended July 31, 2005	Not available
Quarter ended March 31, 2005	Not available

Quarter ended December 31, 2004	Not available
Quarter ended October 31, 2004	Not available
Quarter ended July 31, 2004	Not available
Quarter ended March 31, 2004	Not available

Quarter ended December 31, 2003	Not available
Quarter ended October 31, 2003	Not available

Management will facilitate the quotation of the Common Stock for trading on the OTC Bulletin Board, subject to the filing of information with and approval by the ANDS in connection with SEC Rule 15c2-11 and ANDS Rule 6740.

Holders

As of March 27, 2006, there were 41 holders of record of Common Stock, an undetermined number of which represent more than one individual participant in securities positions with the Company, and no holders of Preferred Stock.

Upon effectiveness of this registration statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders of common stock may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Dividends

No cash dividends have been declared on our Common Stock. The declaration of dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of cash dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations.

Securities Authorized for Issuance under Equity Compensation Plans

We do not have any equity compensation plans and no shares of our capital stock are reserved for issuance pursuant to any equity compensation arrangement.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is unaware of any pending legal proceedings against the it or any of its directors, officers, affiliates or beneficial owner of more than five percent (5%) of any class of voting securities.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

No sales of securities of the Company have been sold within the past three years without registering the securities under the Securities Act. Espo’s had sold securities from time to time in private placements since its inception pursuant to the exemptions under Section 4(2) of the Securities Act and Regulation D hereunder.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

KMA Global Solutions International, Inc. is a Nevada corporation. In accordance with Section 78.037 of the Nevada Revised Statutes (“NRS”), our By-Laws may provide that no director or officer of the Company be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (2) the payment of distributions in violation of NRS Section 78.300, which provides that (a) the directors of a corporation shall not make distributions to stockholders except as provided by this chapter; and (b) in case of any willful or grossly negligent violation of the provisions of this section, the directors under whose administration the violation occurred, excepting dissenters to those acts, are jointly and severally liable, at any time within three (3) years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the distribution made or of any loss sustained by the corporation by reason of the distribution to stockholders. In addition, our certificate of incorporation may provide that if the Nevada Revised Statutes are amended to authorize the further elimination or limitation of the liability of directors and officers, then the liability of a director and/or officer of the corporation shall be eliminated or limited to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

Our by-laws may further provide for indemnification by the Company of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the Company if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.

We may also enter into indemnification agreements with each of our directors and certain of our executive officers. These agreements may provide that we indemnify each of our directors and such officers to the fullest extent permitted under law and our by-laws, and provide for the advancement of expense to each director and each such officer. We may also obtain directors and officers insurance against certain liabilities.

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Certificate of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws described below, to be determined, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which particular stockholders may deem to be in their best interests. These provisions also could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires subsequent to such purchases to participate in a business combination transaction with us or elect a new director to our board.

Director Vacancies and Removal

Our bylaws may provide that vacancies on our board of directors may be filled for the unexpired portion of the term of the director whose place is vacant by the affirmative vote of a majority of the remaining directors. Our bylaws may provide that directors may be removed from office with or without cause by a majority vote of shareholders entitled to vote at an election of directors.

Actions by Written Consent

Our bylaws may provide that any action required or permitted to be taken by our stockholders or Directors at an annual or special meeting of stockholders or directors may be effected without a meeting if before or after the action taken, a written consent setting forth the action taken is signed by a quorum of stockholders or a quorum of directors, as the case may be. Such consent may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Special Meetings of Stockholders

Our articles of incorporation and bylaws may provide that a special meeting of stockholders may be called at any time by our President, board of directors, or a majority thereof. Our bylaws may provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law.

Advance Notice of Director Nominations and Stockholder Proposals

Our bylaws may include advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

Amendment of the Certificate of Incorporation

As required by Nevada law, certain amendments to our certificate of incorporation must be approved by a majority of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws

Our articles of incorporation and bylaws may provide that our bylaws may be amended or repealed by our board of directors or by the stockholders.

PART F/S

ITEM 6.  FINANCIAL STATEMENTS.

KMA GLOBAL SOLUTIONS INC.

FINANCIAL STATEMENTS

JANUARY 31, 2006 and 2005

(expressed in U.S. dollars)

KMA GLOBAL SOLUTIONS INC.

FINANCIAL STATEMENTS

JANUARY 31, 2006 and 2005

(expressed in U.S. dollars)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders of
KMA Global Solutions Inc.

We have audited the balance sheets of KMA Global Solutions Inc. as at January 31, 2006 and 2005 and the statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Because we were engaged as auditors of the Company during fiscal 2005, we were not able to observe the counting of physical inventories at the beginning of the year nor were we able to apply other auditing procedures to satisfy ourselves as to inventory quantities by alternative means. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the 2005 accompanying statements of income and retained earnings and cash flow.

In our opinion the statements of income and retained earnings and cash flows present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended January 31, 2006 in accordance with United States generally accepted accounting principles. Further, in our opinion, the balance sheets present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 in accordance with United States generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
TORONTO, Canada
February 20, 2006

KMA GLOBAL SOLUTIONS INC.	Page 2
BALANCE SHEET
AS AT JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$
ASSETS

CURRENT
Cash	126,727	41,885
Accounts receivable (net of allowance of $3,690; 2005 - $1,542)	74,773	125,085
Inventories (Note 3)	452,055	616,157
Advances to shareholder (Note 4)	50,922	-
Prepaid expenses (Note 5)	104,980	79,608

TOTAL CURRENT ASSETS	809,457	862,735

PROMISSORY NOTE RECEIVABLE (Note 6)	-	257,736

DEPOSITS ON EQUIPMENT AND PATENTS	231,867	133,096

EQUIPMENT AND PATENTS (Note 7)	498,917	318,463

FUTURE INCOME TAXES (Note 8)	-	2,477

	1,540,241	1,574,507

APPROVED ON BEHALF OF THE BOARD:

_____________________________, Director

_____________________________, Director

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 3
BALANCE SHEET
AS AT JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	829,769	1,080,860
Current portion of capital lease obligation (Note 9)	52,419	-

TOTAL CURRENT LIABILITIES	882,188	1,080,860

ADVANCES FROM SHAREHOLDERS (Note 4)	-	4,211

CAPITAL LEASE OBLIGATION (Note 9)	56,787	-

FUTURE INCOME TAXES (Note 8)	12,836	-

	951,811	1,085,071

SHAREHOLDERS' EQUITY

CAPITAL STOCK
Authorized (Note 10)
Issued
9,452,000 Common shares	461,901	461,901

ACCUMULATED COMPREHENSIVE INCOME (Note 10)	43,547	39,735

RETAINED EARNINGS (DEFICIT)	82,982	(12,200)

	588,430	489,436

	1,540,241	1,574,507

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 4
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$

SALES	6,503,864	6,621,275

COST OF SALES
Inventories, beginning of year	616,157	338,261
Purchases	4,924,606	5,560,236

	5,540,763	5,898,497
Less: Inventories, end of year	452,055	616,157

	5,088,708	5,282,340

GROSS MARGIN	1,415,156	1,338,935

SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES (Schedule)	1,305,298	1,239,503

Income before income taxes	109,858	99,432

Income taxes - future	14,676	25,108

NET INCOME FOR THE YEAR	95,182	74,324

(DEFICIT), beginning of year	(12,200)	(86,524)

RETAINED EARNINGS (DEFICIT), end of year	82,982	(12,200)

EARNINGS PER SHARE

Basic	0.01	0.01

Diluted	0.01	0.01

Weighted average number of common shares	9,452,000	9,414,500

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 5
SCHEDULE TO STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Management remuneration	347,027	281,562
Travel and automotive	174,344	154,504
Factor fees	172,739	129,375
Occupancy costs	133,587	110,113
Outside services and sales commissions	108,535	184,954
Production and warehouse costs	55,965	46,332
Marketing and promotion	46,327	77,753
Professional fees	45,064	15,862
General	44,269	76,410
Delivery and freight	41,281	59,776
Telephone	26,867	20,456
Bank charges and interest	24,959	21,247
Research and development	6,984	-
Bad debts	2,878	4,600
Amortization	74,472	56,559

	1,305,298	1,239,503

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 6
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31
(expressed in U.S. dollars)

	2006	2005
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	95,182	74,324
Adjustments for:
Amortization	74,472	56,559
Future income taxes	14,676	25,108
	184,330	155,991
Changes in non-cash working capital:
Decrease in accounts receivable	50,312	397,797
Decrease (increase) in inventories	164,102	(277,896)
(Increase) decrease in prepaid expenses	(25,372)	86,227
(Decrease) in accounts payable and accrued liabilities	(251,091)	32,623
	(62,049)	238,751

Cash flows from operating activities	122,281	394,742

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	-	4,373
(Decease) in bank loan	-	(17,092)
(Decrease) in capital lease obligation	(57,779)	-
Decrease (increase) in advances to shareholders (net)	(55,133)	92,990
Cash flows from financing activities	(112,912)	80,271

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment and patents	(87,517)	(51,776)
Deposits on equipment and patents	(98,771)	(133,096)
Decrease (increase) in promissory note receivable	257,736	(257,736)
Cash flows from investing activities	71,448	(442,608)

EFFECT OF CUMULATIVE CURRENCY TRANSLATION
ADJUSTMENTS	4,025	(18,436)

Increase in cash	84,842	13,969
Cash, beginning of year	41,885	27,916

Cash, end of year	126,727	41,885

SUPPLEMENTAL INFORMATION:
Interest paid	24,959	21,247
Income taxes paid	-	-
Equipment acquired by capital lease	166,985	-

The accompanying notes are an integral part of these financial statements.

KMA GLOBAL SOLUTIONS INC.	Page 7
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

1.	DESCRIPTION OF THE BUSINESS
KMA Global Solutions Inc. (“KMA” or the “Company”) is engaged in the supply of Electronic Article Surveillance (“EAS”) solutions, focusing on providing customized solutions in the apparel, multi media, sporting goods, food and pharmaceutical industries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The basis of application of accounting principles is consistent with that of the previous year. Outlined below are those policies considered particularly significant.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and short-term investments with original maturities at time of purchase of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

Inventories
Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on the first-in, first-out basis

Equipment and Amortization
Equipment is stated at acquisition cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis over the following periods:

Equipment	5 to 10 years
Computer equipment	2 years
Office furniture	5 to 10 years
Equipment under capital lease	10 years

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 8
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Patents
Patents are stated at acquisition cost. Amortization is provided on a straight-line basis over the term of each patent. Intangible assets are reviewed for valuation on an annual basis. When events and circumstances indicate that carrying amounts may not be recoverable, a writedown to fair value is charged to income in the period that such a determination is made.

Impairment of Long-lived Assets
The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition. The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Research and Development Costs
All research and development costs, including costs of developing new products, changing existing products and production costs, are expensed when incurred. Investment tax credits earned on research and development activities are recorded as a reduction in the related expenses when there is reasonable assurance that the costs qualify and that collection is reasonably assured.

Leases
Leases have been classified as either capital or operating. A lease which transfers substantially all of the benefits and risks incidental to the ownership of property is accounted for as if it were an acquisition of an asset and the incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are charged to earnings as incurred. Assets recorded under the capital leases are amortized on a diminishing balance basis over their estimated useful lives.

Income Taxes
The Company uses the liability method of tax allocation to account for income taxes. Future income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are measured using tax rates substantially enacted at the balance sheet date. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantially enacted. When the future realization of income taxes does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no asset is recognized.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 9
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Revenue on products sold is recognized when all significant risks and rewards of ownership have passed to the customer which generally occurs at the time of shipment and collectibility is reasonably assured.

Advertising Costs
Advertising costs are expensed as incurred.

Earnings per Share
Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents. As at January 31, 2006 and 2005, there were no dilutive common share equivalents outstanding.

Accounting Estimates and Measurement Uncertainty
The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs.

Foreign Exchange

Foreign Currency Transactions
Monetary assets and monetary liabilities in foreign currencies have been translated at exchange rates in effect at January 31, 2006 and 2005; income and expenses at average exchange rates during the period. Exchange gains or losses from such translation practises are reflected in the income statement.

Basis of Presentation
The Company’s functional currency is the Canadian dollar. These financial statements, however, are presented in U.S. dollars with assets and liabilities translated using the year end rate of exchange and revenue and expenses translated using the average rate of exchange for the year. The related foreign exchange gains and losses arising on translation are included as other comprehensive income.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 10
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

3.	INVENTORIES

	2006	2005
	$	$

Finished goods	206,654	385,262
Raw materials	245,401	230,895

	452,055	616,157

4.	ADVANCES TO (FROM) SHAREHOLDERS

Advances to (from) shareholders are non-interest bearing, are unsecured and have no fixed terms of repayment.

5.	PREPAID EXPENSES

Included in prepaid expenses are the following:

	2006	2005
	$	$
Commission advances to salespeople	$ $ 58,561	$	$ 49,409
Other	46,419		30,199

	$104,980	$	$ 79,608

6.	PROMISSORY NOTE RECEIVABLE

The note receivable bears interest at 7.25%, is due on demand and receivable from 2023682 Ontario Inc., an affiliated Company. During the year the note was repaid in full.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 11
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

7.	EQUIPMENT AND PATENTS

		Accumulated	2006
	Cost	Amortization	Net
	$	$	$

Equipment	684,211	414,623	269,588
Equipment under capital lease	166,985	13,916	153,069
Patents	79,303	14,676	64,627
Computer equipment	22,779	12,375	10,404
Office furniture	4,214	2,985	1,229

	957,492	458,575	498,917

		Accumulated	2005
	Cost	Amortization	Net
	$	$	$

Equipment	570,694	328,807	241,887
Patents	71,471	9,140	62,331
Computer equipment	20,903	8,340	12,563
Office furniture	3,867	2,185	1,682

	666,935	348,472	318,463

Included in equipment is the cost of a machine which remains in the testing phase. The cost of the machine to date is approximately $42,000. This asset has not been amortized.

8. INCOME TAXES

The reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:
	2006	2005
	$	$
Income tax provision at combined Canadian
federal and provincial statutory rate of 18.62%
(2005 - 18.62%)	20,456	18,514
Increase (decrease) due to:
Other	(5,780)	6,594

	14,676	25,108

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 12
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

8.	INCOME TAXES (Continued)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2006	2005
	$	$
Future income tax assets:
Losses carried forward	19,908	31,298
Future income tax liabilities:
Equipment and patents	(32,744)	(26,939)

Future tax (liability) asset	(12,836)	2,477

9.	OBLIGATIONS UNDER CAPITAL LEASE

The Company has entered into a leasing agreement for equipment dated March 15, 2005. The lease bears an effective rate of interest of 13.8% per annum, requires monthly payments of $5,174, and is secured by the equipment.

The following is a summary of future minimum lease payments under this capital lease expiring February 15, 2008, together with the present balance of the obligations:

		2006
		$

Years ending:	January 31, 2007	52,419
	January 31, 2008	52,419
	January 31, 2009	4,368

		109,206

10.	SHAREHOLDERS’ EQUITY

Authorized Capital Stock

The Company is authorized to issue the following shares:

Unlimited number of common shares
Unlimited number of Class A preference shares, non-cumulative, redeemable, retractable, non-voting
Unlimited number of Class B preference shares, 12%, non-cumulative, redeemable, non-voting

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 13
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

10.	SHAREHOLDERS’ EQUITY (Continued)

Continuity of Shareholders’ Equity

	Common	Share	Comp.	Accumulated	Shareholders’
	Shares	Amount	Income	Earnings	Equity
	$	$	$	$	$
January 31, 2004	9,377,000	457,528	31,673	(86,524)	402,677
Shares issued	75,000	4,373	-	-	4,373
Currency translation
adjustment	-	-	8,062	-	8,062
Net income	-	-	-	74,324	74,324

January 31, 2005	9,452,000	461,901	39,735	(12,200)	489,436
Currency translation
adjustment	-	-	3,812	-	3,812
Net income	-	-	-	95,182	95,182

January 31, 2006	9,452,000	461,901	43,547	82,982	588,430

11.	COMMITMENTS

a)
The Company is committed to minimum annual rentals under a long-term lease for premises which expires October 31, 2008. Minimum rental commitments remaining under this lease approximate $177,170 including $101,230 due within one year and $75,940 due in 2008.

The Company is also responsible for common area costs.

b)
The Company has entered into various vehicle leases and has accounted for them as operating leases. Obligations due approximate $39,960 including $19,050 due within one year, $15,100 due in 2008 and $5,810 due in 2009.

12.	RESEARCH AND DEVELOPMENT COSTS

As at January 31, 2004 the Company had a research and development program which was eligible for investment tax credits of $65,507. The investment tax credits earned are generally subject to audit by Canada Revenue Agency ("CRA") before refund or reduction of income taxes payable is allowed. Due to the technical nature of the development undertaken by the Company and CRA's changing interpretation of qualifying activities, there is no certainty that the projects claimed will qualify. Therefore, no provision has been recorded in relation to these tax credits or the related tax liability of approximately $12,200.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 14
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

13.	FINANCIAL INSTRUMENTS

Fair Value

Generally accepted accounting principles in the United States require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for cash, accounts receivable and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company's sales and expenses are incurred in United States currency and are therefore subject to gains and losses due to fluctuations in that currency.

Credit Risk

The Company is exposed, in its normal course of business, to credit risk from its customers. No one single party accounts for a significant balance of accounts receivable.

Interest Rate Risk

The Company has interest-bearing borrowings for which general rate fluctuations apply.

Continued...

KMA GLOBAL SOLUTIONS INC.	Page 15
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2006
(expressed in U.S. dollars)

14. SUBSEQUENT EVENTS

a)	On February 15, 2006, the Company issued 120,000 common shares with a deemed value of Cdn$0.50 per share in exchange for services rendered to a group of consultants of the Company.

b)	On February 28, 2006, the Company issued 500,000 common shares as an advance on finders fees in relation to a planned equity financing.

c)
The Company and KMA Global Solutions International, Inc. (“KMA International”), a corporation organized under the laws of the State of Nevada entered into an acquisition agreement dated March 15, 2006. Pursuant to the terms of the agreement and subject to completion of satisfactory due diligence and receipt of applicable regulatory and shareholder approvals, KMA International intends to acquire 100% of the outstanding shares of the capital stock of the Company in exchange for 34,245,480 post reorganization common shares.

KMA International is the surviving corporation as a result of a merger transaction with Espo’s, Ltd., a corporation formed under the laws of the State of New York. At the time of the merger transaction, Espo’s, Ltd. was a reporting public corporation with no operations. As a result of the merger transaction and subsequent acquisition of the Company, the Espo’s, Ltd. shareholders will receive 3,060 post reorganization common shares of KMA International. An agent for Espo’s, Ltd. will receive a further 149,991 post consolidation reorganization common shares of KMA International. Certain entities will receive, in aggregate, 11,662,000 post consolidation reorganization common shares of KMA International in exchange for future financing and investor relations services.

The terms of the merger transaction and the acquisition agreement provided that the mind and management of KMA International would be replaced by the officers and directors of the Company and having had no significant business activity for a number of years, upon the effective time of the acquisition, KMA International will adopt the business plan of the Company. The transaction will therefore be accounted for as a reverse acquisition with the Company as the acquiring party and KMA International as the acquired party, in substance, a reorganization of the Company. Generally accepted accounting principles in the United States of America require, among other considerations, that a company whose stockholders retain a majority interest in a business combination be treated as the acquirer for accounting purposes. Accordingly, the results of operations for the periods prior to the combination will be those of the Company.

Related transaction costs will be recorded as an expense in the period the transaction closes.

PART III

ITEM 7.  INDEX TO EXHIBITS

ITEM 8.  DESCRIPTION OF EXHIBITS

Exhibit No.	Exhibit Description
3.1	Certificate of Incorporation of KMA Global Solutions International, Inc. filed March 9, 2006.

3.2	Amended and Restated Certificate of Incorporation of KMA Global Solutions International, Inc. filed March 27, 2006.

3.3	By-Laws of KMA Global Solutions International, Inc.

10.1	Agreement and Plan of Reincorporation and Merger dated as of March 10, 2006 between Espo’s, Ltd., and KMA Global Solutions International, Inc.

10.2
Stock Purchase Agreement as of this March 7, 2006, by and between Jeffrey R. Esposito, Kenneth C. Dollmann, certain shareholders of Espo’s, Ltd., Jeffrey R. Esposito being designated under as their representative, Espo’s, Ltd., and 2095511 Ontario Limited., as representative of and agent under a power of attorney for the certain transferees of Espo’s, Ltd. Common Stock.

10.3
Stock Purchase Agreement as of March 9, 2006, by and between KMA Global Solutions International, Inc., KMA Global Solutions, LLC, KMA Acquisition Exchangeco Inc. and 2095511 Ontario Limited., as representative of and agent under a power of attorney for certain stockholders of KMA Global Solutions, Inc.

10.4
Acquisition Agreement dated as of March 15, 2006 by, between and among KMA Global Solutions International, Inc., KMA Global Solutions, Inc., and 2095511 Ontario Limited., as representative of and agent under a power of attorney for certain stockholders of KMA Global Solutions, Inc.

10.5	Operating Agreement of March 9, 2006, by and among KMA Global Solutions, LLC and KMA Global Solutions International, Inc.

10.6
Exchange and Support Agreement dated March 14, 2006 among KMA Global Solutions International, Inc., KMA Global Solutions, LLC, KMA Acquisition Exchangeco Inc., and certain registered holders from time to time of Exchangeable Shares issued by KMA Acquisition Exchangeco Inc.

10.7	Employment Agreement between Jeffrey D. Reid and KMA Global Solutions International, Inc.

10.8	Offer to Lease between KMA Global Solutions, Inc. and Civic Investments Ltd. Dated October 6, 2005 for 5570 Kennedy Road, Mississauga, Ontario

10.9	Equipment Lease (Contract No. 20491) dated March 18, 2005 between KMA Global Solutions, Inc. and Capital Underwriters Inc.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

KMA Global Solutions International, Inc.

By: /S/ Jeff Reid

Name: Jeff Reid

Title: Chief Executive Officer and President